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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.       )*

Visicu, Inc.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
92831L 20 4
(CUSIP Number)
Jeffrey Schechter
6225 Smith Avenue, Suite 210, Baltimore, MD 21209
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 12 pages

CUSIP No.	92831L 20 4	Page	2	of	16

1	NAMES OF REPORTING PERSONS Sterling Venture Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware Limited Partnership

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,278,616 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

3,278,616 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,278,616 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

Page 2 of 12 Pages

CUSIP No.	92831L 20 4	Page	3	of	16

1	NAMES OF REPORTING PERSONS Sterling Venture Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware Limited Liability Company

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,278,616 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

3,278,616 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,278,616 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

Page 3 of 12 Pages

CUSIP No.	92831L 20 4	Page	4	of	16

1	NAMES OF REPORTING PERSONS Michael Bronfein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States citizen

	7	SOLE VOTING POWER

NUMBER OF		62,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,278,616 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		62,000 shares

WITH	10	SHARED DISPOSITIVE POWER

3,278,616 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,340,616 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 4 of 12 Pages

CUSIP No.	92831L 20 4	Page	5	of	16

1	NAMES OF REPORTING PERSONS Eric Becker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States citizen

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,278,616 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

3,278,616 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,278,616 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 5 of 12 Pages

CUSIP No.	92831L 20 4	Page	6	of	16

1	NAMES OF REPORTING PERSONS Daniel Rosenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States citizen

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,278,616 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

3,278,616 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,278,616 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 6 of 12 Pages

Schedule 13D
Item 1.   Security and Issuer.
     This statement relates to the Common Stock, $.0001 par value (the “Common Stock”), of Visicu, Inc. (the “Issuer”) having its principal executive office at 217 East Redwood Street, Suite 1900, Baltimore, Maryland 21202-3315.
Item 2.   Identity and Background.
     This statement is filed by Sterling Venture Partners, L.P., a Delaware limited partnership (“SVP”); Sterling Venture Partners, LLC, a Delaware limited liability company (“Sterling LLC”) (collectively with SVP, the “Reporting Entities”); Michael Bronfein (“Bronfein”) and Eric Becker, each a managing member of Sterling LLC (collectively, the “Managing Members”); and Daniel Rosenberg, a member of Sterling LLC (collectively with the Managing Members, the “Members”). The Reporting Entities and the Members are collectively referred to as the “Reporting Persons”.
     The address of the principal business office of the Reporting Persons is Sterling Venture Partners, 6225 Smith Avenue, Suite 210, Baltimore, Maryland 21209.
     The principal business of SVP is to invest in expansion stage companies principally in the United States. The principal business of Sterling LLC is to act as the sole general partner of SVP. The principal business of each of the Members is to act as a member of Sterling LLC and a number of affiliated partnerships with similar businesses.
     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     SVP is a limited partnership organized under the laws of the State of Delaware and Sterling LLC is a limited liability company organized under the laws of the State of Delaware. Each of the Members is a United States citizen.
     The Issuer, Philips Holding USA Inc., a Delaware corporation (the “Parent”), and Ice Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Parent (the “Merger Sub”), entered into an Agreement and Plan of Merger dated as of December 18, 2007 (the “Merger Agreement”, a copy of which is attached hereto as Exhibit 1), providing for the merger of the Merger Sub with and into the Issuer (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement.
     In connection with the Merger Agreement, SVP, certain other shareholders of the Issuer (the “Other Shareholders”), the Issuer, the Parent and the Merger Sub entered into a Voting Agreement, dated December 18, 2007 (the “Voting Agreement”, a copy of which is attached hereto as Exhibit 2), providing, among other things, that each of SVP and the Other Shareholders agrees to vote all shares of voting capital stock of the Issuer registered in their respective names or beneficially owned by them (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve the Merger and the Merger Agreement. See Items 4, 5 and 6 for more details regarding the Voting Agreement.
Page 7 of 12 pages

     The Reporting Persons previously filed a Schedule 13G with the Securities and Exchange Commission on February 7, 2007 with respect to the beneficial ownership of Common Stock of the Issuer and this Schedule 13D is intended to supersede such previous Schedule 13G.
Item 3.   Source and Amount of Funds or Other Consideration.
     SVP is the record holder of 3,278,616 shares (the “Record Shares”) of Common Stock of the Issuer. SVP acquired the Record Shares in a series of private placement transactions with the Issuer between October 2000 and June 2002 for an aggregate purchase price of $4,606,911.00. The working capital of SVP was the source of the funds for the purchase. Other than short-term borrowings that have been repaid, no part of the purchase price paid by SVP was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Record Shares.
     Each of the Other Shareholders is the record holder of Common Stock of the Issuer as follows: (i) Partech U.S. Partners IV LLC owns 3,166,162 shares of Common Stock; (ii) Multinvest LLC owns 40,211 shares of Common Stock; (iii) 45th Parallel LLC owns 80,424 shares of Common Stock; (iv) Double Black Diamond II, LLC owns 120,635 shares of Common Stock; and (v) Cardinal Health Partners, L.P. owns 3,347,923 shares of Common Stock. The shares of Common Stock held by the Other Shareholders as set forth above shall hereinafter be referred to herein as the “Other Shareholders’ Securities”. The information regarding the Other Shareholders’ Securities set forth above is based on the information set forth in Schedule A to the Voting Agreement.
Page 8 of 12 pages

Item 4.   Purpose of Transaction.
     SVP acquired the Record Shares for investment purposes. SVP entered into the Voting Agreement in connection with the Merger. Pursuant to the Voting Agreement, SVP agreed to vote all of the shares of Common Stock of the Issuer owned by SVP in favor of the Merger and the Merger Agreement, to not dispose of any shares of Common Stock of the Issuer without the approval of the Parent and not to solicit competing bids to acquire the Issuer. The Merger is contingent upon certain closing conditions, including the approval of the Issuer’s shareholders. Michael Bronfein, a Member of Sterling LLC, is a member of the Board of Directors of the Issuer. Except as set forth above and except as may result directly or indirectly from the Merger, none of the Reporting Persons has any present plans which relate to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.
Item 5.   Interest in Securities of the Issuer.
(a)	SVP is the record owner of the Record Shares (i.e., 3,278,616 shares of Common Stock). As the sole general partner of SVP, Sterling LLC may be deemed to beneficially own the Record Shares. In their capacities with Sterling LLC, each Member may also be deemed to beneficially own the Record Shares. As of the date hereof, Bronfein is the record holder of 60,000 shares of Common Stock (the “Bronfein Reported Shares”). In addition, as a director of the Issuer, Bronfein has been granted an option to purchase an additional 2,000 shares of Common Stock (the “Bronfein Option Shares”, and together with the Bronfein Reported Shares, the “Bronfein Shares”) and such Bronfein Option Shares are currently exercisable. Accordingly, Bronfein may be deemed to be

Page 9 of 12 pages

the beneficial owner of the Bronfein Shares in addition to the Record Shares for a total of 3,340,616 shares of Common Stock.

Based on the Record Shares, each Reporting Person (other than Bronfein) may be deemed to beneficially own 9.9% of the Common Stock of the Issuer, which percentage is calculated based upon 33,183,228 shares of Common Stock reported to be outstanding in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on December 19, 2007 (the “Definitive Proxy”). Based on the Record Shares and the Bronfein Shares, Bronfein may be deemed to be the beneficial owner of 10.1% of the Common Stock of the Issuer.

Each of SVP and the Other Shareholders has agreed, pursuant to the terms of the Voting Agreement, to vote all shares of voting capital stock registered in its name or beneficially owned by it (whether held or owned as of the date of the Voting Agreement of any time thereafter) to approve the Merger and has granted Parent a proxy to vote such shares to approve the Merger. SVP and the Other Shareholders have also agreed not to dispose of any shares of Common Stock of the Issuer held by them without the consent of the Parent and not to solicit competing bids to acquire the Issuer.

The Other Shareholders collectively hold the Other Shareholders’ Securities consisting of 6,755,355 shares of Common Stock. As a result of entering into the Voting Agreement, SVP and the Other Shareholders may be considered a “group” and, in such case, SVP, Sterling LLC, as the sole general partner of SVP, and the Members, in their capacities with Sterling LLC, may also be deemed to beneficially own the Other Shareholders’ Securities.

If SVP and the Other Shareholders are considered a “group”, each Reporting Person (other than Bronfein) may be deemed to beneficially own 10,033,971 shares of Common Stock of the Issuer, representing 30.2% of the Common Stock of the Issuer, which percentage is calculated based upon the 33,183,228 shares of Common Stock reported to be outstanding in the Issuer’s Definitive Proxy. If SVP and the Other Shareholders are considered a “group”, Bronfein may be deemed beneficially own 10,095,971 shares of Common Stock of the Issuer, representing 30.4% of the Common Stock of the Issuer, which percentage is calculated based upon the 33,183,228 shares of Common Stock reported to be outstanding in the Issuer’s Definitive Proxy. Each Reporting Person disclaims membership in a “group”. Each Reporting Person also disclaims beneficial ownership of any shares of the Issuer, except for SVP with respect to the Record Shares and except for Bronfein with respect to the Bronfein Shares.
(b)	Regarding the number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:
0 shares for each Reporting Person except Bronfein. 62,000 shares for Bronfein which includes the Bronfein Shares.
(ii)	shared power to vote or to direct the vote:
3,278,616 for each of the Reporting Persons.
(iii)	sole power to dispose or to direct the disposition:

Page 10 of 12 pages

0 shares for each Reporting Person except Bronfein. 62,000 shares for Bronfein which includes the Bronfein Shares.
(iv)	shared power to dispose or to direct the disposition:
3,278,616 for each of the Reporting Persons.
(c)	Except for the Voting Agreement discussed above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.
Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
In connection with the Merger, SVP, the Other Shareholders, the Issuer, the Parent and the Merger Sub entered into the Voting Agreement, wherein each of SVP and the Other Shareholders agreed to vote all of the shares of voting capital stock of the Issuer registered in its name or beneficially owned by it (whether held or owned as of the date of the Voting Agreement or any time thereafter) in favor of: (i) the Merger; (ii) the execution, delivery and performance by the Issuer of the Merger Agreement; and (iii) the approval of the terms of and in favor of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof; provided, however, that no party to the Voting Agreement shall be required to vote its shares of voting capital stock of the Issuer as provided above if the terms of the Merger or the Merger Agreement are amended or otherwise modified after December 18, 2007 in a manner that is adverse to such party in material respect. SVP and the Other Shareholders also agreed not to dispose of any shares of Common Stock of the Issuer without the approval of the Parent and not to solicit any competing bids to acquire the Issuer.
SVP and the Other Shareholders own, in the aggregate, approximately 30.2% of the outstanding voting capital stock of the Issuer.
The Voting Agreement terminates upon the earlier of: (i) the consummation of the Merger; and (ii) upon the termination of the Merger Agreement.
Item 7.   Material to be Filed as Exhibits.
Exhibit 1 — Merger Agreement dated December 18, 2007.
Exhibit 2 — Voting Agreement dated December 18, 2007.
Exhibit 3 — Agreement regarding filing joint Schedule 13D.
Exhibit 4 — Power of Attorney regarding Schedule 13D filings.

Page 11 of 12 pages

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: December 27, 2007
STERLING VENTURE PARTNERS, L.P.
By:   STERLING VENTURE PARTNERS, LLC
         General Partner

By:	*
Michael Bronfein
Managing Member

STERLING VENTURE PARTNERS, LLC

By:	*
Michael Bronfein
Managing Member

* Michael Bronfein

* Eric Becker

* Daniel Rosenberg

*/s/ Jeffrey Schechter

Jeffrey Schechter As attorney-in-fact
This Schedule 13D was executed by Jeffrey Schechter pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13D filing for Visicu, Inc. and said Power of Attorney is incorporated herein by reference and a copy of which is attached as Exhibit 4.

Page 12 of 12 pages